                                                                    EXHIBIT 99.1

                                                          [LOGO] Bank of Bermuda


                 Bank of Bermuda Announces First Quarter Results

(Hamilton, Bermuda, 30 April 2002) - Bank of Bermuda (BSX:BOB; Nasdaq:BBDA) today announced first quarter diluted earnings per share from core operations(1) of $0.80, compared with $1.00 from core operations in the year ago quarter and $0.80 in the quarter ended 31 December 2001. On a U.S. GAAP basis, diluted earnings per share were $0.85, reflecting insurance recovered relating to litigation expense less net investment losses and a restructuring charge. U.S. GAAP diluted earnings per share compare with $1.01 for the year ago quarter and $0.04 in the previous quarter.

Edward H. Gomez, Chief Financial Officer, commented: "Bank of Bermuda's core businesses continued to perform well, despite the sustained joint pressures of weak equity markets and very low interest rates. Global Fund Services, our largest business, is generating ongoing fee revenue growth, up 11% from the same quarter last year, particularly in the Far East where it is building on a strong position as a service provider to the recently introduced Hong Kong government-mandated pension funds. The March 2002 quarter's results also reflected successful expense control. Operating expenses were $81.4 million, down from $85 million a year ago and $85.4 million last quarter. Our largest cost category is salaries and, after excluding a one-time restructuring charge of $1.5 million to rationalise our Cayman operations, these were also down from a year ago and the prior quarter. The quarter's core operating performance was dampened by the sustained low interest rate environment, which resulted in a drop in net interest earnings of $10.2 million compared with the March 2001 quarter and a decrease of $2.4 million from last quarter. We are well positioned to benefit as interest rates rise and equity markets recover. In the meantime, we continue to concentrate on strengthening our client base, expanding our product range, and maintaining discipline over discretionary spending."

Chief Executive Officer, Henry B. Smith, added: "Our long-term prospects remain excellent. Our focus is on developing our core businesses, all of which we believe have great opportunities for future growth by leveraging their established positions in niche markets that value skill and industry knowledge. We also continue to constantly evaluate the way we conduct our operations with a view to achieving greater efficiencies. Our recently announced restructuring of our Cayman operations is a result of this evaluation, enabling us to combine support functions for Cayman clients with those provided in our head office location. We continue to view the future with great confidence."


Financial Results in Detail

Quarter Ended 31 March 2002 Compared with Quarter Ended 31 March 2001

Total revenue was $105.4 million, down from $118.7 million a year earlier, due primarily to a drop in net interest earnings, which fell from $53.4 million to $43.2 million for the current quarter. Non-interest income was $63.7 million, compared with $63.5 million for the same quarter last year, and represented 60.4% of total revenue.

Global fund services fees of $31 million are the largest component of non-interest income, representing 49% of total. The quarter's global fund services fees were up by $3 million or 11% from a year earlier. $2.4 million of this increase was generated in the Far East. Our Hong Kong office is benefiting from higher than anticipated revenues from servicing government-mandated pension schemes, client assets and revenues from which continue to grow. The remaining fee increase was largely generated in Europe with the Dublin and Luxembourg offices producing increases of 12.4% and 14.8% respectively from the same quarter last year on the strength of new client business. In the Americas, institutional clients with related annual fee income of $4.8 million terminated their relationship with a final effective date of April 2002. The Americas offices continue to focus on new business development in their niche of servicing the needs of alternative and specialist fund managers.

Private trust fees of $7.8 million were approximately $300,000 lower than last year due to an asset-value related decline in the Far East. In Europe and the Americas, private trust fees were little changed from the same quarter last year. Investment services fees increased marginally to $10.4 million, from $10.3 million a year earlier. The Bermuda office reported growth in investment services fees on the strength of higher volumes in the All-Points Corporate Money Funds, partially offset by lower brokerage fees as a result of reduced client trading activity. Assets in Bank of Bermuda's range of mutual fund products were $6.5 billion at 31 March 2002 compared with $5.3 billion at March 31, 2001. The All-Points Corporate Money Fund had $4.5 billion in assets at 31 March 2002, compared with $3.2 billion last year.

Foreign exchange earnings were $9.4 million, compared with $12 million in the March 2001 quarter. Earnings in the year-ago quarter were unusually high as clients repositioned their assets and currency exposures during a period of high volatility in the financial markets. Foreign exchange earnings in the current quarter reflect low level of client activity as currencies traded in narrow ranges.

Banking services fees of $5.3 million were up from $5 million a year earlier, due partly to an increase in loan commitment fees in Bermuda.

Net interest income was $42.9 million, down $10.2 million from last year, as the sustained low interest rate environment eroded margins on the reinvestment of free and low interest-bearing balances. The net interest margin was 1.85%, compared with 2.07% in the same quarter last year. Bank of Bermuda has maintained a short, matched-duration balance sheet, which provides market value stability but does not protect from margin erosion in the event of extreme interest rate reductions. Interest-earning assets averaged $9.4 billion for the quarter, down from $10.3 billion last year due to a decline in fixed term deposits in Bermuda.

Investment and other income was a net loss of $1.5 million for the quarter, reflecting a decline in value of marketable securities. In the March 2001 quarter, investment and other income was a net gain of $1.7 million.

Operating expenses were 4.2% lower at $81.4 million, compared with $85 million a year earlier. Salaries, the largest category of expense, were $44.4 million for the quarter including a restructuring charge of $1.5 million relating to Bank of Bermuda's Cayman office. Excluding this one-time charge, salary costs were down by 1% from last year, largely reflecting lower profit-related compensation and a reduction in salary increases in the current year. Pension and staff benefits were down $0.5 million, or 3.7%. Property expenses were unchanged, and systems and communications costs were $1.2 million higher. Corporate, marketing and other expenses were significantly lower at $8 million, compared with $13.4 million a year earlier, a 40.5% reduction. $1.5 million of this reduction relates to non-core operating expenses included in the prior year in connection with a new subsidiary company. The remaining decrease is mostly due to lower consulting costs in the current year.

Income taxes for the quarter were $2.2 million, compared with $2 million a year earlier.

In the March 2002 quarter, Bank of Bermuda recorded a credit of $5.5 million in connection with the Cash 4 Titles litigation, reflecting the net effect of provision adjustments and insurance recovered in the quarter. The related adjustment to profit-based compensation was $0.7 million.

Net income from core operations was $24.9 million for the quarter, compared with $31.5 million last year. On a U.S. GAAP basis, net income was $26.6 million for the March 2002 and $31.7 million for the March 2001 quarter.

Balance Sheet

Total balance sheet assets at 31 March 2002 were $10.8 billion, little changed from $10.9 billion last year. The composition of the balance sheet was also largely consistent with a year earlier. Cash and deposits with Banks of $4.3 billion were unchanged while marketable securities of $4.5 billion compared with $4.7 billion at 31 March 2001. Loans, less allowance for loan losses, were $1.7 billion, up from $1.5 billion a year ago.

Total shareholder's equity was $649 million at 31 March 2002, up from $633 million in the prior year.

                                    - Ends -


-------------------------------------------------------------------------------
(1)  Reconciliation of Core Operating Results to U.S. GAAP Results
     -------------------------------------------------------------

                                                                    Quarter ended 31         Quarter ended 31
(In $000's, except per share figures)                                  March 2002                March 2001
                                                                 -----------------------   -----------------------
                                                                   Net         Earnings      Net          Earnings
                                                                  Income       per Share    Income        per Share
                                                                  ------       ---------    ------        ---------
U.S. GAAP                                                          26,619         0.85       31,693          1.01
Non-core items:
  Investment and other income, net loss (income)           (a)      1,517         0.05       (1,745)        (0.06)
  Non-core operating expenses                              (b)          -                     1,507          0.05
  Net litigation insurance recovery                        (c)     (4,744)       (0.15)                         -
  Restructuring charge                                     (d)      1,500         0.05            -             -
                                                         ---------------------------------------------------------
Core Operating Results                                             24,892         0.80       31,455          1.00
                                                         ---------------------------------------------------------

(a) Realised and unrealised investment gains/losses as per U.S. GAAP

(b) Costs incurred in establishing and operating new subsidiary to evaluate e-commerce opportunities (c) Net insurance recovery re C4T litigation after the impact on profit related compensation (d) Redundancy costs in connection with restructuring of Cayman office.

-------------------------------------------------------------------------------
Notes to Editors

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

Forward Looking Statements

This media release may be deemed to include forward looking statements, such as statements that refer to business plans, financial goals, business prospects and similar matters, that indicate our beliefs and expectations for future performance. Such forward looking statements involve certain risks and uncertainties including worldwide economic conditions, success in business retention and obtaining new business and other factors. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward-looking statements. Bank of Bermuda's 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled "Forward Looking Statements".

Bank of Bermuda

Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation, listed on the Bermuda Stock Exchange
(BOB) and Nasdaq (BBDA).

Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

-------------------------------------------------------------------------------
For more information please contact:
Alison J. Satasi, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6759
E-mail: Investor_Relations@BankofBermuda.com